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                                                           Exhibit (a)(5)(xxiii)
                        [Goldman, Sachs & Co. Letterhead]


Personal and Confidential
-------------------------
January 28, 2002

Board of Directors
Willamette Industries, Inc.
1300 S.W. Fifth Avenue, Suite 3800
Portland, OR 97201

Ladies and Gentlemen:

   You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.50 per share (the "Company Common Stock"), of Willamette Industries, Inc. (the "Company") of the $55.50 in cash per share of Company Common Stock to be received by such holders in the Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 28, 2002, among Weyerhaeuser Company ("Buyer"), Company Holdings, Inc. ("Acquisition Subsidiary"), a wholly-owned subsidiary of Buyer, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Company Common Stock (the "Offer") pursuant to which Acquisition Subsidiary will pay $55.50 in cash per share for each share of Company Common Stock accepted. The Agreement further provides that following completion of the Offer, the Company will be merged with and into Acquisition Subsidiary (the "Merger") and each outstanding share of Company Common Stock (other than Company Common Stock already owned by Buyer and Acquisition Subsidiary) will be converted into the right to receive $55.50 in cash.

   Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as agent of its stock repurchase program in May 2000 and as the Company's commercial paper dealer since February 1996, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Buyer from time to time, including having acted as Buyer's and Weyerhaeuser Real Estate Company's commercial paper dealer since January 1971 and February 1988, respectively. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time, effect transactions and hold securities, including derivative securities of, the Company or Buyer for its own account and for the accounts of customers. Goldman, Sachs & Co. may provide investment banking services to Buyer and its subsidiaries in the future.

   In connection with this opinion, we have reviewed, among other things, the Agreement; the Offer to Purchase dated November 29, 2000 on Schedule 14D-1; the amended Offer to Purchase dated January 28, 2002 on Schedule 14D-1; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the

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five fiscal years ended December 31, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Company Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the forest and paper products industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

   We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Company Common Stock should tender such Company Common Stock in connection with such transaction.

   Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $55.50 in cash per share of Company Common Stock to be received by the holders of Company Common Stock in the Offer and the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,


                                          /s/ Goldman, Sachs & Co.
                                          ------------------------
                                           (GOLDMAN, SACHS & CO.)

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